Exhibit 99.2

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,851	$7,102
Inventories	29	31
Other receivables	8,848	8,848
Prepayment for vehicle purchase and other current assets	29,853	26,321
TOTAL CURRENT ASSETS	41,581	42,302
Property and equipment, net	42	49
Intangible assets, net	12,142	12,903
Right-of-use assets	366	428
TOTAL NON-CURRENT ASSETS	12,550	13,380
TOTAL ASSETS	$54,131	$55,682

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Advances from customers	$4,954	$-
Short-term borrowings	-	2,000
Short-term lease liabilities	58	119
Convertible notes	2,673	4,305
Income tax payable	756	776
Amounts due to related parties	1,478	1,627
Warrant liability	24	24
Payable for sales incentive	1,638	1,638
Accrued expenses and other current liabilities	10,127	9,379
TOTAL CURRENT LIABILITIES	21,708	19,868

Long-term lease liabilities	250	311
TOTAL LIABILITIES	21,958	20,179

COMMITMENT AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value of $0.00005 per shares;1,000,000,000 shares authorized; 238,368,861 and 238,368,861 shares issued as of June 30, 2023 and December 31, 2022, respectively; 233,207,297 and 228,250,210 shares outstanding as of June 30, 2023 and December 31, 2022, respectively)	12	11
Series D convertible preferred shares (par value of $0.0001, 6,000 and 6,000 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	1	1
Series F convertible preferred shares (par value of $0.0005, 50,000 and 50,000 shares authorized, issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	2	2
Additional paid-in capital	316,098	312,831
Statutory reserve	8	8
Accumulated deficit	(287,489)	(283,008)
Accumulated other comprehensive income (loss)	182	1,470
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	28,814	31,315
Non-controlling interests	3,359	4,188
TOTAL EQUITY	32,173	35,503
TOTAL LIABILITIES AND EQUITY	$54,131	$55,682

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2022
REVENUE, NET	$18,856	$33,297
Cost of revenues	18,668	33,074
GROSS PROFIT	188	223

Selling and marketing expenses	257	334
General and administrative expenses	3,990	32,691
Total operating expenses	4,247	33,025

LOSS FROM OPERATIONS	(4,059)	(32,802)

Other expenses, net	(14)	(351)
Foreign currency exchange (loss) gains	(10)	112
Interest expense, net	(458)	(472)
Gain from disposal of subsidiaries	65	-
Change in fair value of warrants	-	(234)
Impairment of prepaid expenses and other current assets	-	(21,635)
Provision for dealership settlement	-	(15,134)

LOSS BEFORE INCOME TAX PROVISION	(4,476)	(70,516)

Income tax expenses	(1)	(5)

NET LOSS	(4,477)	(70,521)
Less: net income attributable to non-controlling interests	4	93
NET LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	(4,481)	(70,614)

Other comprehensive loss
Foreign currency translation adjustment	(1,456)	(1,490)
COMPREHENSIVE LOSS	$(5,933)	$(72,011)
Less: comprehensive loss attributable to non-controlling interest	(164)	(371)
COMPREHENSIVE LOSS ATTRIBUTABLE TO KAIXIN’S SHAREHOLDERS	(5,769)	(71,640)

Net loss per share
Basic and diluted	(0.0193)	(0.4141)

Weighted average shares used in calculating net loss per share
Basic and diluted	231,985,503	170,505,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

								Accumulated
					Additional			Other	Total		Total
	Preferred shares		Ordinary shares		paid-in	Statutory	Accumulated	Comprehensive	shareholders’	Non-controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	deficit	(loss) income	equity	interest	equity
Balance as of December 31, 2021	6,000	$1	163,129,655	$8	$227,310	$8	$(198,302)	$637	$29,662	$8,417	$38,079
Net (loss) income	-	-	-	-	-	-	(70,614)	-	(70,614)	93	(70,521)
Issuance of ordinary shares to Derong	-	-	4,406,542	-	2,419	-	-	-	2,419	-	2,419
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	(1,026)	(1,026)	(464)	(1,490)
Vesting of restricted shares award	-	-	486,513	-	29,942	-	-	-	29,942	-	29,942
Issuance of ordinary shares held in escrow	-	-	21,331,507	1	17,378	-	-	-	17,379	-	17,379
Balance as of June 30, 2022	6,000	$1	189,354,217	$9	$277,049	$8	$(268,916)	$(389)	$7,762	$8,046	$15,808

Balance as of December 31, 2022	56,000	$3	228,250,210	$11	$312,831	$8	$(283,008)	$1,470	$31,315	$4,188	$35,503
Net (loss) income	-	-	-	-	-	-	(4,481)	-	(4,481)	4	(4,476)
Issuance of ordinary shares in connection of conversion of convertible notes	-	-	4,248,546	1	2,049	-	-	-	2,050	-	2,050
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	(1,288)	(1,288)	(168)	(1,456)
Share-based compensation	-	-	708,541	-	1,218	-	-	-	1,218	-	1,218
Withdrawal of capital by non-controlling shareholder	-	-	-	-	-	-	-	-	-	(665)	(665)
Balance as of June 30, 2023	56,000	$3	233,207,297	$12	$316,098	$8	$(287,489)	$182	$28,814	$3,359	$32,173

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2022
Net cash used in operating activities	(3,427)	(3,323)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property, plant and equipment	-	(59)
Purchase of intangible assets	-	(74)
Net cash used in investing activities	-	(133)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	4,446
Cash paid for offering cost	-	(2,375)
Proceeds from convertible note	-	2,000
Withdrawal of capital contribution by non-controlling shareholders	(665)	-
Net cash (used in) provided by financing activities	(665)	4,071

Effect of exchange rate changes on cash and cash equivalents	(159)	(291)

Net changes in cash and cash equivalents	(4,251)	324
Cash and cash equivalents at beginning of period	7,102	5,263
Cash and cash equivalents at end of period	$2,851	$5,587

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$39	$207
Income tax paid	$-	$6

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Issuance of shares in connection with conversion of convertible notes	$2,050,000	$-
Derecognition of short-term borrowings with disposal of a subsidiary	$2,000,000	$-

KAIXIN AUTO HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (“the Company” or “KAH”) was founded in 2016 and was incorporated in the Cayman Islands. The Company and its consolidated subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”).

Effective on October 27, 2022, the Group disposed all the shares it held in Renren Finance Inc, which holds all the Group’s VIEs and VIEs’ subsidiaries in China (collectively referred to as the “Disposal group”), to Stanley Star Group Inc. (“Stanley Star” or “the Buyer”), a third-party company incorporated in BVI. (See Note 3).

During the six months ended June 30, 2023, the Group closed two subsidiaries due to redundant business, including (i) Kaixin Auto Group (“KAG”), a Cayman holding company, and (ii) Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”), a PRC based entity engaged in new car trading business.

In February through March 2023, the Company, through one of its subsidiaries in the PRC, set up three subsidiaries. Namely, Zhejiang Kaixin Xiaoman Automobile Trading Co. Ltd., Zhejiang Kaixin Jingtao Automobile Trading Co. Ltd., and Zhejiang Kaixin Manman Commuting Technology Co. Ltd. The Group owned 70% equity interest in these three subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results for the full year.

The unaudited condensed consolidated financial statements have not been reviewed by an independent certified public accountant.

(b)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480 - Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815 - Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

(c)	Revenue recognition

The following table identifies the disaggregation of the revenue for the six months ended June 30, 2023 and 2022, respectively:

	For the six months ended June 30,
	2023	2022
Used-car sales	$879	$33,014
New-car wholesales	17,977	283
Total revenues	$18,856	$33,297

Advances from customers

Advances from customers for sales of goods are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of June 30, 2023 and December 31, 2022 were $4,954 and $nil, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.	DISPOSAL OF SUBSIDIARIES

Disposal of Renren Finance Inc

On August 5, 2022, KAG and Stanley Star entered into a shares transfer agreement (the “Agreement”). Pursuant to the Agreement, the Group sell all the shares it held in Renren Finance Inc and its subsidiaries and VIEs and VIEs’ subsidiaries (collectively “Disposal Group”) to Stanley Star at a consideration of $1 and additional compensation shall be made if the net liabilities of the Disposal Group were different as of the closing date.

On December 28, 2022, KAG and Stanley Star entered into a supplement agreement to issue $50,000 convertible preferred shares of the Company to Stanley Star as part of consideration to compensate the difference of net asset between the closing date and the agreement date. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Company to Stanley Star.

The Company recognized a gain of $3,638 from the sale of equity interest in Disposal Group in the year of 2022.

Closure of two subsidiaries

In the six months ended June 30, 2023, the Company closed Zhejiang Taohaoche Technology Co., Ltd. (“Zhejiang Taohaoche”), a subsidiary engaged in new car trading business. Upon closure, Zhejiang Taohaoche presented a net liability of $65.

In the six months ended June 30, 2023, the Company closed KAG, a Cayman holding company. Upon closure, KAG was a holding company and had not net assets.

For the six months ended June 30, 2023, the Company recognized gain of $65 from disposal of subsidiaries.

4.	OTHER RECEIVABLES

As of June 30, 2023 and December 31, 2022, other receivables comprised of two interest-free borrowings due from Shanghai Changda and Anhui Xin Jieying, the former subsidiaries which were disposed of during the year of 2022. The breakdown was as the following:

	As of
	June 30, 2023	December 31, 2022
Shanghai Changda	$6,858	$6,858
Anhui Xin Jieying	1,990	1,990
	$8,848	$8,848

The Company expects that the Buyer of Shanghai Changda and Anhui Xin Jieying is able to repay the balance before December 31, 2023. As of June 30, 2023 and 2022, the Company did not recognize provision against the other receivables.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

5.	PREPAYMENT FOR VEHICLE PURCHASE AND OTHER CURRENT ASSETS

As of June 30, 2023 and December 31, 2022, prepayment for vehicle purchase and other current assets consisted of the following:

	As of
	June 30, 2023	December 31, 2022
Prepayment for vehicle purchase (1)	$20,598	$18,252
Other receivables from dealership (2)	9,546	9,546
Deductible input VAT	7	7
Others	1,377	191
	31,528	27,996
Less: valuation allowance	(1,675)	(1,675)
	$29,853	$26,321

(1)	The balance mainly represents prepayments to the dealership operators who are operators of the used car dealership with whom the Company set up special purpose holding companies to operate the used car business, mainly to purchase used vehicles from the market.
(2)	The balance represents cash advances paid to the dealership operators for purchasing used vehicles historically and shall be repaid in cash, and the balance is secured using ordinary shares of the Company issued to them as agreed with the dealership operator (Note 9).

6.	INTANGBILE ASSETS

As of June 30, 2023 and December 31, 2022, intangible assets were comprised of the following:

	As of
	June 30, 2023	December 31, 2022
Trademark (1)	$15,100	$15,100
Software	69	72
	15,169	15,172
Less: accumulated amortization	(3,027)	(2,269)
	$12,142	$12,903

For the six months ended June 30, 2023 and 2022, amortization expenses were $759 and $759, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

7.	OPERATING LEASE

As of June 30, 2023, the Group leased its office with a third party lessor with lease term of 5 years. The lease will mature in December 2026. The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	June 30, 2023	December 31, 2022
Right of use assets	$366	$428

Operating lease liabilities, current	58	119
Operating lease liabilities, noncurrent	250	311
Total operating lease liabilities	$308	$430

Other information about the Company’s leases is as follows:

For the Six Months Ended June 30, 2023
Weighted average remaining lease term (years)	3.5
Weighted average discount rate	11.5%

For the six months ended June 30, 2023 and 2022, operating lease expenses were $64 and $69, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2023:

June 30, 2023
For the six months ending December 31, 2023	$30
For the year ending December 31, 2024	122
For the year ending December 31, 2025	127
For the year ending December 31, 2026	95
Total lease payments	374
Less: Imputed interest	(66)
Present value of lease liabilities	$308

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

Name	Relationship
Renren Inc and its subsidiaries	A non-controlling shareholder of the Company
Mr. Lin Mingjun (“Mr. Lin”)	A controlling shareholder and chief executive officer of the Group

Amounts due to related parties

As of June 30, 2023 and December 31, 2022, significant amounts due to related parties consisted of the following:

	As of
	June 30, 2023	December 31, 2022
Renren Inc and its subsidiaries	$1,278	$1,427
Mr. Lin	200	200
	$1,478	$1,627

(1)	The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations.

6.	BORROWING

	As of
	June 30, 2023	December 31, 2022
Short-term debt:
East West Bank (1)	$-	$2,000

(1)

As of December 31, 2022, the borrowing of $2,000 was borrowed by KAG from East West Bank. With the disposal of KAG in the six months ended June 30, 2023 (Note 3), the Group derecognized the borrowing on the consolidated balance sheet.

The annum interest rate of borrowing was 2.8%. For the six months ended June 30, 2023 and 2022, interest expenses were $39 and $207, respectively.

9.	PAYABLE FOR SALES INCENTIVE

In 2022, the Company entered into a share grant agreement with dealership operators. In order to encourage the dealership operators to improve their sales performance, the Company agreed to provide sales incentives to the dealership operators based on their sales performance. As sales incentive, the Company will issue a total of 5,585,645 shares to dealership operators according to the sales performance from February 2022 to December 2022. For the year 2022, the Company recognized the sales incentives as selling expenses of $1,638, which was based on the fair value of the issued ordinary shares as of December 31, 2022, with corresponding accounts in the payable for sales incentive. As of June 30, 2023, the Company did not issue the ordinary shares to dealership operators.

As of June 30, 2023 and December 31, 2022, the Company had outstanding payables for sales incentive of $1,638 and $1,638, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

10.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2023 and 2022. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2023 and 2022.

PRC

The Group’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

For the six months ended June 30, 2023 and 2022, the Group incurred current income tax expenses of $1 and $5, respectively.

11.	CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Notes”) to Streererville Capital , LLC (the “Lender”), in the principal amount of $2,180 on November 19, 2021 and April 8, 2022, respectively. The substantial contract terms of the Notes are the same.

The purchase price of one Notes were $2,000, computed as follows: $2,180 principal, less discount at issuance of $160, less the transaction expense amount of $20 incurred in connection with the purchase and sale of the Securities. The Notes bears an interest at 8% per annum and are repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has the right to repay the Notes until it receives the conversion notice from Lender or repayment date. The Lender also has the right to conversion the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date until the outstanding balance has been paid in full, at its election, to convert all or any portion of no less than $200,000 of the outstanding balance into ordinary shares of the Company. The conversion price is $3.00 per ordinary share.

The Company has not elected the fair value option for the convertible notes. And the Notes does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature. The Company accounts for the Notes as a liability of an amount after deducting the issuance cost of $200 following ASC 470 - Debt and recorded interest expenses of $419 and $258 for the six months ended June 30, 2023 and 2022.

For the six months ended June 30, 2023, the Lender converted Notes of $2,050 into 4,723,265 ordinary shares of the Group. As of June 30, 2023 and December 31, 2022, the Company had outstanding convertible notes of $2,673 and $4,305, respectively.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	EQUITY

Preferred shares

On December 28, 2022, KAG entered into a definitive securities purchase agreement with Stanley Star Group Inc. (the “Holder”) and completed the closing on the same date. On March 24, 2023, KAG and Stanley Star entered into an amendment to the supplement agreement that modified specific terms of the $50 million preferred stock issued by the Company to Stanley Star. The Company issued $50,000,000 convertible preferred shares of the Company to Stanley Star as part of consideration of the divestment of the Disposal group (Note 3). Major terms of the Series F Preferred Shares are as follows:

Conversion Rights: Series F preferred shares are convertible into 50,000,000 ordinary shares of the Company at a conversion price of $1.00, subject to customary adjustments. Each Preferred Share shall be convertible, at any time and from time to time from and after the applicable Issuance Date at the option of the Holder into that number of ordinary shares.

Redemption Rights: the redemption included optional redemption and redemption on triggering events. With respect to optional redemption, the Company may deliver a notice to the Holders of its irrevocable election to redeem some or all of the then outstanding Series F Preferred Shares at any time after January 1, 2023. With respect to redemption on several triggering events, upon the occurrence of a Triggering Event, each Holder shall have the right, exercisable at the sole option of such Holder, to require the Company to redeem all of the Series F Preferred Shares.

The Series F Preferred Shares were considered as permanent equity since they were redeemable upon the occurrence of events that are within the Group’s control.

Warrants

In January 2022, Suzhou government and its partners determined to invest RMB100 million (approximately $15.4 million) to subscribe for ordinary shares of the Company to support the electronic vehicles business and the first payment of RMB 30 million (approximately $4.6 million) of investment had been received in February 2022. In connection, on March 14, 2022, the Company issued 4,406,542 ordinary shares to Derong Group Limited (“Derong”), the entity designed by Suzhou government. The Company also committed and issued 6,500,000 warrant shares to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has the right to subscribe for the Company’s ordinary shares at an exercise price of $1.00 per share. The warrant shares were classified as liability and measured at fair value of $2,027 calculated using the Black-Scholes pricing model, which was recorded as warrant liability started from July 3, 2022. The warrant shares will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. The portion of the proceeds of $3,298 was allocated to the issued ordinary shares.

The Company paid the issuance cost of $1,575 associated with the RMB 100 million investment after the first payment of RMB 30 million was received. $472 of the issuance cost was allocated to the warrant shares and ordinary shares based on assessed fair value of warrant shares and residual proceeds allocated to the ordinary shares, compared to the remaining investment of RMB 70 million to be received. Issuance costs associated with warrant liabilities are expensed as incurred, presented as general and administrative expenses in the consolidated statements of operations. Issuance costs associated with the ordinary shares were an offset to additional paid-in capital. The $1,103 of the issuance cost was presented as general and administrative expenses in the year of 2022 due to the uncertainty of the remaining investment of RMB 70 million.

The fair value of the warrants as of July 3, 2022 were calculated using the Black-Scholes pricing model with the following assumptions:

As of July 3, 2022
2022 Warrant
Risk-free rate of return	2.60%
Estimated volatility rate	57.21%
Dividend yield	0%
Spot price of underlying ordinary shares	$1.035
Exercise price	1
Fair value of warrant	$2,027

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of June 30, 2023 and December 31, 2022. The Group measured its other receivables, accounts payable, short-term debt, amounts due from and due to related parties at amortized cost. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of cash and cash equivalent, other receivables, accounts payable, and amounts due from and due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2023				As of December 31, 2022
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total
Warrant liabilities	-	-	(24)	(24)			(24)	(24)

There have been no transfers between Level 1, Level 2, or Level 3 categories during the six months ended June 30, 2023 and 2022.

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

14.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022
Net loss attributable to Kaixin Auto Holdings’ shareholders	$(4,481)	$(70,614)

Weighted average number of ordinary shares outstanding – basic and diluted	228,273,554	170,505,967

Loss per share attributable to Kaixin Auto Holdings’ shareholders - basic and diluted	$(0.0196)	$(0.4141)

Since the Group is in a net loss for the six months ended June 30, 2023 and 2022 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the six months ended June 30, 2023 and 2022, there was no difference between the Group’s basic and diluted net loss per share for the periods presented.

15.	SHARE-BASED COMPENSATION

Kaixin incentive plans

(a) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2020 Plan”)

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 5,000,000 ordinary shares may be granted as awards in form of share options, restricted shares or restricted shares units. The Company has granted 0 and 1,030,000 restricted shares under the Kaixin 2020 Plan for the six months ended June 30, 2023 and 2022, respectively.

(b) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2021 Plan”)

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 26,596,000. The Company has granted 0 and 3,211,000 restricted shares under the Kaixin 2021 Plan for the six months ended June 30, 2023 and 2022, respectively.

(c)Kaixin Auto Holdings Incentive Plan (the “Kaixin 2022 Plan”)

On May 17, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 39,500,000. The Company has granted 0 and 32,290,000 restricted shares under the Kaixin 2022 Plan for the six months ended June 30, 2023 and 2022, respectively.

The estimated fair value of restricted shares granted on each date of the grant under Kaixin 2020 Plan, Kaixin 2021 Plan, and Kaixin 2022 Plan were the closing prices on the relevant grant date of the Company’s ordinary shares traded in the Stock Exchange.

KAIXIN AUTO HOLDINGS

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

15.	SHARE-BASED COMPENSATION (CONTINUED)

A summary of the nonvested restricted shares activity as of June 30, 2023 is as follows:

	Number of	Weighted average fair value
	nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2021	5,030,339	1.34
Vested	(708,541)	(1.72)
Unvested as of June 30, 2023	4,321,791	0.87

As of June 30, 2023, there was approximately $3,775 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 4.60 years.

Total share-based compensation expense of share-based awards granted to employees and external consultants for the six months ended June 30, 2023 and 2022 were as follows:

	For the Six Months ended June 30,
	2023	2022
Selling and marketing	-	220
Research and development	-	46
General and administrative	1,218	29,676
Total share-based compensation expense	1,218	29,942

16.	SUBSEQUENT EVENTS

On August 22, 2023, the Company closed the acquisition of 100% of the equity interest Morning Star Auto Inc. (“Morning Star”), in consideration of 100 million ordinary shares of Kaixin. Following the closing, Morning Star has become a wholly-owned subsidiary of Kaixin, which represents the Company’s official entry into the field of new energy vehicle manufacturing.